Mailstop 3233
                                                                September 21,
2018


     Via E-Mail
     Matias I. Gaivironsky
     Chief Financial Officer
     Cresud Inc.
     Moreno 877 24th Floor
     Buenos Aires, Argentina

            Re:     Cresud Inc.
                    Form 20-F for the fiscal year ended June 30, 2017 Filed October 31, 2017
                    Response Dated August 15, 2018
                    File No. 001-29190

     Dear Mr. Gaivironsky:

            We have reviewed your August 15, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.
     Unless we note otherwise, our references to prior comments are to comments in our July 23,
     2018 letter.

     Form 20-F for the fiscal year ended June 30, 2017

     Item 5. Operating and Financial Review and Prospects

     Effects of foreign currency fluctuations, page 188

     1. We have reviewed your response to comment 1. Please tell us the underlying market or economic factors that caused the significant increases in the values of your shopping mall properties relative to your other property types. Please note that while changes in methodologies or assumptions for internal calculations utilizing unobservable inputs may impact your estimate of fair value, fair value, in accordance with IFRS 13, is the actual price that would be received to sell an asset in an orderly transaction between market
 Matias I. Gaivironsky
Cresud Inc.
September 21, 2018
Page 2

       participants at a given measurement date. To the extent you believe that market and/or economic changes uniquely impacted the value which market participants would be willing to pay for shopping mall properties versus other property types, please specify those factors and explain why they have impacted the price of shopping mall properties relative to other property types.

2. We note from your June 11, 2018 response that you translate the peso-denominated projected cash flows of your shopping mall properties into US dollars using projected US dollar-peso exchange rates for the periods involved. Please tell us what periods were included in your projections, the forward US dollar-peso exchange rates you used for each of those periods, and how you determined those forward exchange rates. In your response, please compare the forward US dollar-peso exchange rates to the spot rates at the respective balance sheet dates and, in addition, please confirm you are able to obtain forward exchange rates for periods greater than 12 months into the future.

3. We note from your response to comment 1 that there is no observable data available to estimate a long-term peso-denominated interest rate with which to discount the projected future cash flows of your assets. Please clarify how you determined that reliable forward
       US dollar-peso exchange rates can be estimated and what factors cause you to be unable to estimate a long-term peso-denominated discount rate.

       You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3438 with any questions.


                                                           Sincerely,

                                                           /s/ Robert F.
Telewicz, Jr.

                                                           Robert F. Telewicz,
Jr.
                                                           Branch Chief
                                                           Office of Real
Estate and
                                                            Commodities